Exhibit (a)(1)(c)

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Stock Option Exchange Program.  You should carefully read the entire Offer to Exchange Certain Outstanding Options for new Options (the Offering Circular), the accompanying memorandum from our Chairman and Chief Executive Officer, Cyrus Y. Tsui, dated February 13, 2003, this list of frequently asked questions and the election and withdrawal forms together with their associated instructions.  The offer is made subject to the terms and conditions of these documents as they may be amended.  The information in this list of frequently asked questions is not complete.  Additional important information is contained in the Offering Circular and the remainder of the other offer documents.  We have included in this list of frequently asked questions references to other sections in the Offering Circular to help you find a more complete description of these topics.  References in this offer to “Lattice”, “we”, “us” or “our” refer to Lattice Semiconductor Corporation.

Q1. What is the offer?

A1.                                This offer is a voluntary opportunity for eligible employees to exchange outstanding options for new options.  The following is a brief summary of the terms of this offer:

Eligible Employees

•                  Each person who is an employee of Lattice or one of our subsidiaries on the date of this offer who remains an employee through the cancellation date is eligible to exchange outstanding options for new options.

Eligible Options

•                  All outstanding options with exercise prices equal to or greater than $12.00 per share that have been granted under our 1996 Stock Incentive Plan or our 2001 Stock Plan are eligible for exchange.

•                  If you elect to exchange one or more of your eligible options, you must also exchange all options granted on or after August 13, 2002, regardless of the exercise price.  (Section 2)

Exchange Ratio

•                  Exchanged options will be replaced with new options at an exchange ratio of four (4) new options for every seven (7) exchanged options.  (Section 2)

For purposes of this offer, including the exchange ratios, the term “option” refers to an option to purchase one share of Lattice common stock.

New Options

•                  New options will be granted on the first business day that is at least six months and one day after the cancellation date.  We refer to this date as the new option grant date.  We expect that the new option grant date will be September 18, 2003.

•                  All new options will be nonstatutory stock options.

Exercise Price of the New Options

•                  The exercise price of new options will be equal to the closing price of our common stock on the Nasdaq National Market on the new option grant date.  Notwithstanding the foregoing, if you are a resident of Italy, your exercise price will be determined as described in Schedule K of the Offering Circular.  (Section 9)

Vesting and Exercisability of New Options

•                  The vesting schedule of each new option will be as follows:  12.5% of the shares subject to the new option will vest every three months, with the vesting to commence on the new option grant date, subject to your continued employment with Lattice or one of our subsidiaries. (Section 9)

Terms Used in This Offer

•                  “offering period” refers to the period from the commencement of this offer to the expiration date.  The offering period will commence on February 13, 2003 and end on March 14, 2003, unless we extend the offering period.

•                  “exchanged options” refers to all options that you exchange pursuant to this offer.

•                  “new options” refers to the options issued pursuant to this offer that replace your exchanged options.

•                  “expiration date” refers to the time and date that this offer expires.  The expiration date will be March 14, 2003 at 5:00 p.m., Pacific Time, unless we extend the offering period.  If we extend the offering period, the term “expiration date” will refer to the time and date at which the extended offering period expires.

•                  “cancellation date” refers to the first business day after the expiration date.  This is the date when exchanged options will be cancelled.  The cancellation date will be March 17, 2003, unless we extend the offering period.  If we extend the offering period, then the cancellation date will be similarly extended.

•                  “new option grant date” refers to the first business day that is at least six months and one day after the cancellation date.  This is the date when new options will be granted.  We expect that the new option grant date will be September 18, 2003.  However, if we extend the offering period, then the new option grant date will be similarly extended.

Q2.                               How do I participate in this offer?

A2.                                If you choose to participate in this offer, you must do the following before 5:00 p.m., Pacific Time, on March 14, 2003:

1.                                       Properly complete and sign the election form provided by Lattice.

2.                                       Deliver the completed and signed election form, either via facsimile (fax number: (503) 268-8116) or by hand delivery, to the Stock Option Administrator, Payroll and Stock Option Department, Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, OR 97124-6421.

This is a one-time offer, and we will strictly enforce the offering period and expiration date.  We reserve the right to reject any options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept.  Subject to the terms and conditions of this offer, we will accept all properly tendered options promptly after the expiration of this offer.  (Section 4)

We may extend the offering period.  If we extend the offering period, we will issue a press release, e-mail or other communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the business day following the previously scheduled expiration date.

The delivery of all documents, including election forms, is at your risk.  We intend to confirm the receipt of your election form and/or any withdrawal form within two (2) business days.  If you have not received a confirmation, you must confirm that we have received your election form and/or any withdrawal form.

Q3.                               Why is Lattice making this offer?

A3.                                We believe that this offer will foster retention of our valuable employees and better align the interests of our employees and stockholders to maximize stockholder value.  We issued the currently outstanding options to motivate our employees to perform at high levels and provide an effective means of recognizing employee contributions to our success.  Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price for our stock.  These options are commonly referred to as being “underwater.”  By making this offer, we intend to provide eligible employees with the opportunity to own options that over time may have a greater potential to increase in value.

This offer is also designed to decrease Lattice’s option overhang, which is the number of options outstanding as a percent of the total number of common shares outstanding.  The exchange ratio used in this offer is designed to help accomplish this goal.  (Section 3)

Q4.                               What securities are we offering to exchange?

A4.                                We are offering to exchange all outstanding, unexercised options with exercise prices equal to or greater than $12.00 per share held by eligible employees that have been granted under either our 1996 Stock Incentive Plan or our 2001 Stock Plan.  In exchange, we will grant new options under the 1996 Stock Incentive Plan.  Options to purchase our common stock granted under plans other than the 1996 Stock Incentive Plan and our 2001 Stock Plan are not eligible for exchange.  If you elect to participate in the offer, then you must ALSO exchange all options that we have granted to you on or after August 13, 2002, even if those options have exercise prices below $12.00 per share.  (Section 2)

Q5.                               Who may participate in this offer?

A5.                                You may participate in this offer if you are an employee of Lattice or one of our subsidiaries on the date this offer commences and you remain an employee through the cancellation date.  Non-employee members of our board of directors may not participate.  To receive a new option, you must remain an employee of Lattice or one of our subsidiaries through the new option grant date.  (Section 1)

Q6.                               If I am on an approved leave of absence or absent from work due to illness or disability am I still eligible to participate in this offer?

A6.                                If you are an employee of Lattice or one of our subsidiaries and you are on an approved leave of absence or you are absent from work due to an illness or disability, you will be eligible to participate in this offer as long as you remain an employee through the cancellation date.  To receive a new option, you must remain an employee of Lattice or one of our subsidiaries through the new option grant date.

Q7.                               Am I required to participate in this option exchange?

A7.                                No.  Participation in this offer is completely voluntary. (Section 2)

Q8.                               If I elect to exchange an eligible option grant do I have to elect to exchange all of the shares covered by that option grant?

A8.                                Yes.  We are not accepting partial tenders of individual option grants.  However, you may elect to exchange the remaining portion of any option that you have partially exercised.  Accordingly, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to a particular grant or none of the shares for that particular grant.  For example and except as otherwise described in the Offering Circular, if you hold (1) an eligible option to purchase 1,000 shares at an exercise price of $20.00 per share, 700 of which you have already exercised, (2) an eligible option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an eligible option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:

•                  your first option covering 300 remaining unexercised shares,

•                  your second option covering 1,000 shares,

•                  your third option covering 2,000 shares,

•                  two of your three options,

•                  all three of your options, or

•                  none of your options.

These are your only choices in this example.  You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants.  (Section 2)

Q9.                               How many new options will I receive for the options that I exchange?

A9.                                Exchanged options will be replaced with new options at an exchange ratio of four (4) new options for every seven (7) exchanged options.  Fractional options will be rounded up to the nearest whole option. (Section 2)

The number of new options that you receive will be adjusted if there are any changes in our capitalization, such as stock splits, combinations, subdivisions, stock dividends, reclassifications or other similar events, that occur after the cancellation date but before the new option grant date.  (Section 2)

All new options will be nonstatutory stock options.  (Sections 2 and 6)

Q10.                        Why isn’t the exchange ratio simply one-for-one?

A10.                          Our stock option exchange program must balance the interests of both employees and stockholders.  The exchange ratio selected for this offer will decrease the total number of options outstanding and will benefit stockholders by decreasing potential stockholder dilution.  (Section 3)

Q11.                        What will be the exercise price of my new options?

A11.                          The exercise price per share of the new options will be the closing price of our common stock on the  Nasdaq National Market on the new option grant date, which is expected to be September 18, 2003.

Notwithstanding the foregoing, if you are a resident of Italy, your exercise price will be determined as described in Schedule  K of the Offering Circular.

We cannot predict the exercise price of the new options.  Because we will grant new options on the first business day that is at least six months and one day after the cancellation date, the new options may have a higher exercise price than some or all of your current options.  (Section 9)

Q12.                        Are there any restrictions on when I can exercise any of the new options that are granted to me?

A12.                          Yes.  You cannot exercise your new options until they vest.  Also, if you are a non-U.S. resident, certain additional restrictions may apply.  Please refer to Schedules D through Q of the Offering Circular for details regarding your specific country.

Q13.                        When will my new options vest?

A13.                          Each new option will have a new two year vesting schedule that will begin on the new option grant date.  Pursuant to the new vesting schedule, 12.5% of the shares subject to the new option will vest and become exercisable on the date three months from the new option grant date and 12.5% of the shares subject to the new option will vest and become exercisable every three months thereafter, subject to your continued employment with Lattice or one of our subsidiaries through each relevant vesting date.  (Section 9)

Q14.                        Are there circumstances under which I would not be granted new options?

A14.                          Yes.  If, for any reason, you are no longer an employee of Lattice or one of our subsidiaries on the new option grant date, you will not receive any new options.  This means that if you quit, with or without a good reason, or die or we terminate your employment with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled.  Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice.  (Section 1)

Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable laws.  For example, we could become prohibited from granting new options as a result of changes in SEC or Nasdaq rules or the laws of a non-U.S jurisdiction.  We do not anticipate any such prohibitions at this time.  (Section 13)

Q15.                        When will my exchanged options be cancelled?

A15.                          Your exchanged options will be cancelled on the first business day following the expiration date.  We refer to this date as the cancellation date.  We expect that the cancellation date will be March 17, 2003, unless the offering period is extended.  (Section 6)

Q16.                        Once I surrender my exchanged options, is there anything I must do to receive the new options?

A16.                          To receive new options, you must be employed by Lattice or one of our subsidiaries through the new option grant date.

As discussed above, we will grant new options on the first business day that is at least six months and one day after the cancellation date.  We expect that the new option grant date will be September 18, 2003.  If, for any reason, you do not remain employed by Lattice or one of our subsidiaries through the new option grant date, you will not receive any new options or other compensation in exchange for your exchanged options.  Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment remains “at will” and can be terminated by you or us at any time, with or without cause or notice.  (Section 1)

Q17.                        When will I receive my new options?

A17.                          We will send you a promise to grant stock options promptly after the cancellation date.  The promise to grant stock options represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by Lattice or one of our subsidiaries through the new option grant date.

We will grant the new options on the new option grant date.  The new option grant date will be the first business day that is at least six months and one day after the date on which we cancel the options accepted for exchange.  We will not grant the new options before the new option grant date.  We expect the new option grant date will be September 18, 2003.  If the offering period is extended, the new option grant date will be similarly extended.  (Section 6)

Q18.                        Why do I have to exchange options granted on or after August 13, 2002, if I choose to participate?

A18.                          Under current accounting rules, options that were granted during the six-month period before this offer commenced and the six-month period after the cancellation date could be viewed as “replacement” options for the exchanged options.  As such, accounting rules would require unfavorable accounting treatment for these replacement options.  (Section 12)

Q19.                        What evidence will I have of Lattice’s promise to grant new options to me on the new option grant date?

A19.                          Lattice will deliver to you a written promise to grant the new options to you on the new option grant date.  Lattice will deliver the written promise to you promptly after the cancellation date.  (Section 6)

Q20.                        Why won’t I receive my new options immediately after the expiration date of the offer?

A20.                          Accounting rules prohibit us from granting you new options for a period of six months and one day after the cancellation date, without significant adverse consequences to Lattice.  (Section 12)

Q21.                        Can I exchange shares of Lattice common stock that I acquired upon exercise of Lattice options or through the Lattice ESPP?

A21.                          No.  This offer relates only to outstanding Lattice options.  You may not exchange shares of Lattice common stock in this offer.  (Section 2)

Q22.                        If I participate in this offer, may I receive other option grants before I receive my new options?

A22.                          No.  If you participate in this offer, you will not receive any other option grants before the new option grant date.  Accounting rules prohibit us from granting additional options for a period of six months and one day after the cancellation date, without significant adverse consequences to Lattice.  (Sections 6 and 12)

Q23.                        If I do not participate in this offer, may I receive any option grants between now and the new option grant date?

A23.                          We have no current plans to grant options to employees except in connection with this offer and in connection with newly hired employees.  Therefore, you should not expect to receive any option grants between now and the new option grant date if you decide not to participate in this offer.  In addition, although we have made annual option grants to our existing employees in the past, we do not currently intend to grant additional options to our employees this year, other than in connection with this offer and to newly hired employees.  (Section 6)

Q24.                        Is this a repricing of options?

A24.                          No.  This is a stock option exchange offer.  The Financial Accounting Standards Board has issued rules that result in unfavorable accounting consequences for companies that reprice options.  If we repriced your options, our potential for profitability in the future would be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of our common stock underlying the repriced options.  (Section 12)

Q25.                        Why can’t you just grant me additional options?

A25.                          Granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would have a negative impact on our dilution.  Further, Lattice does not have authority to grant a sufficient number of stock options to make grants to employees that would achieve the same benefits to employees and stockholders that this program does, while allowing Lattice to maintain the flexibility it needs to provide ongoing grants, award additional options to recognize employee performance and grant options to newly hired employees.  We believe this program is in the best interests of our employees and stockholders to incent our employees with appropriate stock options, reduce the outstanding stock option overhang, and conserve options for future grants.  (Section 3)

Q26.                        Will I be required to give up all of my rights under the cancelled options?

A26.                          Yes.  Once we have accepted your exchanged options, your exchanged options will be cancelled and you will no longer have any rights under those options.  This means that if you quit, with or without a good reason, or die or we terminate your employment with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled.  We intend to cancel all exchanged options on the first business day following the expiration date.  We refer to this date as the cancellation date.  We expect that the cancellation date will be March 17, 2003.  (Section 6)

Q27.                        Will the terms and conditions of my new options be the same as my exchanged options?

A27.                          The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but, except as described in the Offering Circular, such changes generally will not be substantially different from your existing rights. (Section 9)

Q28.                        What if Lattice is acquired by another company?

A28.                          At this time, we are not anticipating being acquired.  However, if Lattice were to be acquired between the time of the cancellation date and the new option grant date, then the acquiror must grant the new option under the same terms as provided in this offer.  The type of stock and the number of shares covered by each new option would be determined in the same way as the consideration received by outstanding option holders would be determined at the time of the acquisition.  Such new option would generally have an exercise price equal to the fair market value of the acquiror’s stock on the new option grant date.  As a result of this adjustment, you could receive options for more or fewer shares of the acquiror’s common stock than the number of options you would have received if no acquisition had occurred.  In addition, if you are located outside of the U.S., the new grant may not be able to be made to you by the acquiror or the terms and conditions of the new option may vary from what is described in the Offering Circular.  (Section 9)

Q29.                        What happens to my options if I choose not to participate?

A29.                          If you choose not to participate, your existing options will remain outstanding until they expire by their terms, retain their current exercise price, and retain their current vesting schedule.  (Section 6)

Q30.                        How will Lattice determine whether an option has been properly tendered?

A30.                          We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any options.  Our determination of these matters will be final and binding on all parties.  We reserve the right to reject any election form or any options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept.  We will accept all properly tendered options that are not validly withdrawn, subject to Section 7 of the Offering Circular.  No tender of options will be deemed to have been properly made until all defects or irregularities have been cured or waived by us.  We have no obligation to give notice of any defects or irregularities in any election form and we will not incur any liability for failure to give any notice.  (Section 4)

Q31.                        Will I have to pay taxes if I participate in the offer?

A31.                          If you participate in the offer, you should not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange.  On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes.  (Section 14)

If you are a tax resident or citizen of a foreign jurisdiction or are otherwise subject to a tax liability in a foreign jurisdiction, your tax consequences with respect to the exchange may vary from those tax consequences described above for United States citizens or permanent residents.  Employees in foreign jurisdictions should refer to Schedules D through Q of the Offering Circular for a discussion of the tax and legal consequences of electing to participate in the offer.  Tax consequences may also vary depending on each individual option holder’s circumstances.

You should consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer.  If you are a resident of, or subject to the tax laws in, more than one country, you should be aware that there might be additional tax and social insurance consequences that may apply to you.

Q32.                        Will my new options be incentive stock options or nonstatutory stock options?

A32.                          All new options will be nonstatutory stock options for U.S. federal income tax purposes.

We recommend that you read the tax discussion in the Offering Circular and discuss the personal tax consequences of nonstatutory stock options with your financial, legal and/or tax advisors.  (Sections 9 and 14)

Q33.                        When will my new options expire?

A33.                          Your new options will expire 10 years from the new option grant date, or earlier if your employment with Lattice or one of our subsidiaries terminates.  (Section 9)

Q34.                        Will I receive a new option agreement?

A34.                          Yes.  All new options will be subject to a new option agreement between you and Lattice. (Section 9)

Q35.                        Is there any chance Lattice will not proceed with the option exchange?

A35.                          The completion of this offer is subject to a number of customary conditions that are described in Section 7 of the Offering Circular.  If any of these conditions are not satisfied, we will not be obligated to exchange properly tendered eligible options, though we may do so at our discretion.

In addition, prior to the expiration date, we may change the offer for any or no reason.  (Section 7)

Q36.                        If you extend the offering period, how will you notify me?

A36.                          If we extend the offering period, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date.  We will also send an e-mail to all eligible employees.  (Sections 2 and 16)

Q37.                        How will you notify me if the offer is changed?

A37.                          If we change the offer, we will issue a press release or other public announcement disclosing the change no later than 6:00 a.m., Pacific Time, on the next business day following the day we change the offer.  We will also send an e-mail to all eligible employees.  (Sections 2 and 16)

Q38.                        Can I change my mind and withdraw from this offer?

A38.                          Yes.  You may change your mind after you have submitted an election form and withdraw from the offer at any time before the offer expires at 5:00 p.m., Pacific Time, on March 14, 2003.  If we extend the offering period beyond that time, you may withdraw your election at any time until the extended offering period expires.  You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the offer expires.  (Section 5)

Q39.                        How do I withdraw my election?

A39.                          To withdraw your election, you must do the following before the expiration date:

1.               Properly complete and sign the withdrawal form provided by Lattice.

2.               Deliver the completed and signed withdrawal form to the Stock Option Administrator either by facsimile at (503) 268-8116 or by hand delivery to the Payroll and Stock Option

Department, Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, OR 97124-6421.  (Section 5)

Q40.                        What if I withdraw my election and then decide again that I want to participate in this offer?

A40.                          If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new properly completed election form that is signed and dated after the date of your withdrawal form.  The new election form must be submitted before the offer expires.  (Section 5)

Q41.                        Are you making any recommendation as to whether I should exchange my eligible options?

A41.                          No.  We are not making any recommendation as to whether you should accept this offer.  You must make your own decision as to whether or not to participate in this offer.  For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.  (Section 3)

Q42.                        Who can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?

A42.                          If you have questions about this offer, you should contact:

Bob Adam	Terry Dols
Manager – Payroll and Benefits	Vice President – Human Resources
Lattice Semiconductor Corporation	Lattice Semiconductor Corporation
5555 N.E. Moore Court	5555 N.E. Moore Court
Hillsboro, OR 97124-6421	Hillsboro, OR 97124-6421
(503) 268-8675	(503) 268-8120

If you need additional copies of the offer documents, you should contact:

Stock Option Administrator
Payroll and Stock Option Department
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, OR 97124-6421
(503) 268-8382

The offer documents are also available in the Human Resource Department at the following domestic locations: LHQ, LSV, LTX and LPA; on our intranet site at http://intra.latticesemi.com/; and in the Schedule TO relating to this offer that we filed with the SEC, which can be accessed on the SEC’s web site at www.sec.gov.  (Section 10)